

March 19, 2010

Via U.S. Mail

Robert E. Swanson
Chief Executive Officer
Ridgewood Energy A-1 Fund, LLC
14 Philips Parkway
Montvale, New Jersey 07645

> **Re: Ridgewood Energy A-1 Fund, LLC**
> **Registration Statement on Form 10-12G**
> **Filed February 18, 2010**
> **File No. 0-53895**

Dear Mr. Swanson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with EDGAR. Refer to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

2.   Please provide in the "Business" section of your next filing complete organizational charts which clearly delineate the ownership structure, including respective percentage ownership, of the Ridgewood Energy Corporation companies and all affiliated entities.

3.   Because the Fund's operations and potential success depend exclusively on the efforts and work performed by the Manager and its employees, provide information comparable to that required by Industry Guide 5 regarding the prior partnerships and "funds".

4.   Explain further the business model and philosophy the Manager has used in creating and operating these funds, and discuss the importance (if any) to the target investors of potentially generating losses for tax purposes.

Conflicts of Interest, page 6

5.   Expand your disclosure to discuss briefly the "procedures and guidelines" the Manager has in place with regard to conflicts. We note the statement that neither the Fund nor the Manager "has adopted specific and formal policies" in that regard.

Competition, page 7

6.   Provide us with supplemental support for the assertion that "Ridgewood Energy is one of the most active exploration and production participants in the Gulf of Mexico". To the extent that you rely on a published report in that regard, please provide us with a copy that has been highlighted with a corresponding key to indicate where support for this assertion may be found.

Security Ownership of Certain Beneficial Owners and Management, page 13

7.   To eliminate the potential for misinterpretation, revise to show the ownership without the ".000" level of detail; in other words, show that Mr. Swanson owns only one share.

Directors and Executive Officers, page 14

8.   If true, revise to make clear that the listed individuals have responsibilities with a large number of other funds, identifying in each sketch all the funds and the

individual's positions with each specific entity listed.

9. Also disclose what percentage of their professional time each listed individual anticipates devoting specifically to the business of the Fund. If the amount cannot be precisely provided but is likely to be less than a given percentage, provide a good faith estimate and disclose the likely ceiling.

10. If Mr. Lang did not join the Fund immediately upon leaving service with BP, disclose in greater detail his professional activities over the past five years, including all positions held during the period.

Description of Registrant's Securities to be Registered, page 16

11. If the "time" and "manner" determined by the Manager could result in a delayed conversion into Limited Liability Shares until after such time as the Investor GP Shares would otherwise "automatically" convert, revise to explain that possibility in necessary detail. In the alternative, revise to specify that the "time" and "manner" would refer only to a pre-automatic conversion, and explain in greater detail the circumstances that may give rise to such a time and manner conversion.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, Mark Wojciechowski at (202) 551-3759, or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have questions regarding issues related to the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392, or in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Daniel V. Gulino
        Senior Vice President and General Counsel
        (201) 447-0474